UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS PRELIMINARY UNAUDITED 4Q 2019 RESULT AND BUSINESS UPDATES

Seoul, South Korea – February 13, 2020 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its selected preliminary unaudited financial result for the fourth quarter ended December 31, 2019 and business updates.

PRELIMINARY UNAUDITED FOURTH QUARTER 2019 FINANICIAL RESULT

Revenue and operating profit

Tentative consolidated revenue for the fourth quarter of 2019 is KRW 72 billion and operating profit is KRW 1.8 billion. The preliminary fourth quarter result is mainly attributed by increased marketing expense, representing a 162% increase QoQ, due to newly launched games and G-Star 2019.

Unaudited preliminary consolidated revenue for 2019 is KRW 361 billion and operating profit is KRW 49 billion.

The preliminary 2019 figures are unaudited and subject to revision. Final result for the fourth quarter and year ended December 31, 2019, will be provided by our annual report for the fiscal year ended December 31, 2019 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 119 billion as of December 31, 2019.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin is scheduled to be launched in Korea in the third quarter of 2020. The game embodies Ragnarok’s game elements to the highest level of graphics on the mobile device.

•	Ragnarok Tactics, a SRPG mobile game

Ragnarok Tactics has been launched in Southeast Asia on January 2, 2020. The game is scheduled to be launched in Taiwan, Hong Kong, and Macau on February 25, 2020 and the company is preparing to provide the service in Korea for the second quarter in 2020 target.

•	Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation is being prepared for the service in Taiwan, Hong Kong, and Macau in the second half of 2020.

•	Other Ragnarok Online IP-based games

The company has been preparing to launch Ragnarok H5 (locally named Ragnarok Frontier), an idle RPG game, in Indonesia in March 2020.

Ragnarok Online

The company launched a new server called, Ragnarok Online: Transcendence in North America on January 15, 2020 and re-launched the renewal server on February 3, 2020.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, preliminary results of the fourth quarter in 2019 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 92 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2019 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Minji Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: February 13, 2020